UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five businessdays.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Lunchwale, Inc.
Legal status of issuer

   Form

   Corporation

   Jurisdiction of Incorporation/Organization
   Texas

   Date of organization
   December 18, 2017

Physical address of issuer
10601 Clarence Dr, STE 250 Frisco Texas 75033

Website of issuer
https://lunchwale.co

Current number of employees

3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	(268)	(340)
Cash & Cash Equivalents	(268)	(408)
Accounts Receivable	$0	$0
Short-term Debt	16,419	79,987
Long-term Debt	$0	$0
Revenues/Sales	$16135	$25236
Cost of Goods Sold	$14051	$9329
Taxes Paid	$759	$2489
Net Income	-$30338	-$18030

May 27 2025

FORM C-AR

Lunchwale Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Lunchwale, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission doesnot pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://lunchwale.co/financials/ **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

The date of this Form C-AR is May 27, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may in- clude words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove in- correct or change, the Company's actual operating and financial performance may vary in mate- rial respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company un- dertakes no obligation to update any forward-looking statement, whether as a result of new in- formation, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Lunchwale Inc. ("We," the "Company" or "Lunchwale") is a Texas Corporation, formed on December 17, 2017. Gopi Kantamneni has founded this corporation in 2017 The Company's goal has been to create disruptive methodologies and tools that provide novel, innovative and efficient methods of LOW COST food delivery service with the emphasis on creating a Brand for corporate lunch services.

In Jan 2018, Lunchwale went into fulfledge food delivery operations with a small foot print of operation in Irving, Texas and closed the year with a humble turnover $33k in sale revenue.
The Company started gaining momentum in 2019 jumped it's sales revenue to $71k, most importantly Lunchwale Brand was building it's brand equity consistently through word of mouth referrals from the existing customers.
Lunchwale a Profit Making company for two consecutive years 2018 & 2019: posted small profits

The year 2020 for Lunchwale started off with a bang, around $20k in sales revenue in just a little over two months! Mid Mar 2020 saw a huge crash in businesses across the world due to covid 19, businesses started closing down, we had no other option but to suspend Lunchwale service temporarily from Mar-Dec 2020.

On June 18, 2020, the Company offered upto 17,833,333 shares of Common Stock on the Fundopolis.com a crowdfunding portal, pursuant to Reg CF (Regulation Crowdfunding) under which a maximum of $1,070,000 may be raised. As of April 30, 2021 the offering reached its minimum target and closed on $31,161.

The year 2023 Lunchwale ended up with a total revenue of $25k. Lunchwale is hoping to close $100K in sales in the year 2024.

The Company is located at *10601 Clarence Dr, STE 250 Frisco Texas 75033*

The Company's website is https://www.lunchwale.co.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The following risks are related to the Company's business and industry and are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

<u>Risks & Disclosures</u>
Required Statement
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early-stage companies without a proven track record of performance or sound liquidity such as Lunchwale (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early-stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early-stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price

The price of the Company's common stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

Local, regional, national, or global economic recessions.

Changes in capital market conditions and the Company's ability to obtain future funding.

Changes or declines in employment within the Company and outside the Company.

Domestic or international tax policy changes.

Domestic and global political conditions.

Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early-stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability.

The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve.

Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted.

Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the for-

ward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations and sales.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results.

Furthermore, the introduction of new services may require the company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Risk of Limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services.

Further, any patents or intellectual property protections obtained by the company may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Key Person Risk
Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk
Unless otherwise indicated the Company has not provided investors with financial statements which have been audited by an independent third- party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk
The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk
Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk
The Company is not subject to the corporate governance requirements of the national securities

exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law.

The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Valuation Risk

With early-stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the Company, which may dilute or devalue prior investor securities.

Insured Risk/Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity. Nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Operational Risks
- Drivers could meet with an accident as result all lunches in that vehicle may end not being delivered or delivered late impacting the brand image.
- Vendor may delay the supply for reasons beyond their control by 30 mins or 1 hour which may impact the deliveries and eventually impact the brand equity.
- Food Poisoning on account of allergy or otherwise could occur as a result could once again impact the brand equity resulting loss of business and revenues, these risk factors are quite common to the entire food industry,
- Lunchwale could address these risk factors by taking additional insurance cover and adequate QC checks as proactive measure, however these risk factors will continue to persist.

Dilution Risks

The Company plans to raise more capital in the future with possibly more than one round of

funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Minority Ownership Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of the "Company and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Our financial statements are not audited.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to taxes, income & non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

Risk of changes in employment laws or regulation could hurt our performance.

Various state and federal labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fullyappreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser of the Company's securities is

encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE COMPANY AND ITS BUSINESS

Company Overview

Lunchwale, Inc. was founded in 2017 by Gopi Kantamneni, MBA, a marketing professional with over three decades experience in various functions including sales, marketing & advertising.The company launched its food delivery services in Jan 2018 with a small foot print of operations in Irving, Texas and was instantly accepted and appreciated for its low cost high quality food and delivery services. Gradually Lunchwale Brand started to grow its brand equity through word of mouth advertising from existing customers. The business model is very simple in its offering & priced economically, it just had two versions of high quality veggie & non-veg pre-set meals sufficient for a person's daily lunch at an unbelievable price of $4.99 delivered free of cost!

Jan 2021 The company re-launched its operations once again and also initiated automating the operation from manual ordering & delivery to app based ordering, it was a proud moment for the company to successfully launch the 'Lunchwale App' on Apple App Store & Google Play Store in April 2021. The company signed up a contract for over $20k with the vendor to develop the App nearly 60% of the cf fundraiser even before the funds were made available. With technology in place the ordering and delivery process has become pretty smooth and saves good amount of productive time. Soon, the company started to expand the serviceable foot print across Irving, Coppell & a little bit of Framers Branch in Texas.

As our services are tried, tested and hugely accepted by the customers the company had hundreds of app downloads in less than 2 months of its launch and the consistency in downloads continues, we expect to cross1000 downloads by the end of Oct 2021.

Business Plan
2023 The company moved back from subcription model to regular price with base price @ $6.99+ per meal.

2022 The company moved on to subcription model for customers to avail lower price band, which means a subscriber can buy meals @ $4.99/meal while non subcribers base price would be @ $6.99 per meal.

The company expects 2024 sales revenue to go well over $80-100K with a little money spent on local marketing and advertising..

The company plans to make some strategic changes to make business dynamics more market centric.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Gopi Kantamneni, MBA
Gopi Kantamneni is the CEO and Founder of Lunchwale, Inc.
Dec 2017 - present Responsibilities: Overseeing the overall operations.
Sept 2016 to May 2019 Show It Off Events LLC.

Previously he was the CEO of Show If Off Events LLC, an event management company, where he worked from September 2016 to May 2019. Mr.Kantamneni is an astute sales and marketing professional with over 3 decades experience at various senior management level, he is an MBA from Newport University, CA and Alumni of Indian School of Business (ISB) Hyderabad, India. He has over 3 decades experience including running a full-fledged advertising agency and a bill board company in India for a decade, He handled some of the Top Brands in India such as Tata Cellular, Tata Teleservices, VSNL, Idea Cellular to name a few. His greatest strengths are his energetic disposition and "can-do" attitude that infects those around him. These qualities have served him well while spearheading various sales teams over the years.

Aishwarya Kantamneni
Lunchwale, Inc. Jan 2018 - Present
Title: CFO Dates of Service: Responsibilities: Overseeing financial operations of the company.
Ash graduated in accounting and finance and has an eye for fine details. She is passionate about numbers and analyzing critical scenarios.

Previously worked
Genius Doc Sep 2013 - July 2018
Ash worked with the senior management in developing certain training modules covering every aspect of the EHR application.
Making use of SQL queries to analyze all patient information to ensure compliance with emerging healthcare legislation, identifying discrepancies and working with the developers to initiate corrective action.
Assisting in Quality assurance and conducting UAT sessions, documenting and managing all the defects till closure based on the business priority and severity of defects.
Working on creating several financial and compliance reports, conducting requirements gathering sessions with the stakeholders.

American Airlines July 2022 - Present
Title: Sr Analyst
Aishwarya is Responsible for timely delivery of all business products across the departments

HMS Aug 2018 - June 2022
Title: Engineering Analyst

Aishwarya is Responsible for timely delivery of all business products across the department.
Assessing contract risks by investigating revenue cycles for multiple clients, yielding $200M in Medicaid claim recoveries through coordination-of-benefits efforts and generating $50M+ in HMS revenue.

Investigating cycles monthly to explore claim type inconsistencies, reducing file misprocessing by 60%.
Conduct preliminary research on issues and requests via ConnectUs in a timely manner. Resolved global issue for printing distribution jobs in Mainframe ensuring timely delivery of products across the department.
Used SQL code and Pivot tables in Excel to create reports and PowerPoint presentations during month end and quarter end reviews.
Interfaced with HMS Account Teams to discuss variances on billing results, revenues, and problem resolution with goal of maximizing client service levels.

Asha Kantamneni
Lunchwale, Inc. Feb 2018 to present
Title: Chief Kitchen Officer (CKO)
Responsibilities: Oversee kitchen operations with a focus on setting up parameters for tasty recipes.Set menus on a daily, weekly basis and monthly basis.
Previously worked
Primrose School May 2017 - Feb 2018
Designation: Teacher
Responsibilities:Her job was to > Provide Quality Education > Provide Proper Supervision   > Protect Students Privacy > Limits on Discipline
Alfa Group April 2005 - May 2016
Asha has excellent inter-personnel skills she developed successful relationships with business partners, staff.and fostered accountability, teamwork, and mutual trust and respect for one another within team members through mentoring, training and coaching activities with a strong drive for positive culture and environment that supported and enabled team member's success.
Asha worked and coordinated with operational management and staff to meet and achieve organizational goals while consistently achieving budget, revenue and profitability goals

Employees of the Company 3
Three of its founder directors.

OWNERSHIP AND CAPITAL STRUCTURE
Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	400,000,000	200,000,000	Yes

Shareholder Name	Class of Security	Number of Securities Held	Percentage of Voting Rights Prior to offering
Gopi Kantamneni	Common Stock	128,000,000	32 %

Recent Offerings of Securities

On June 18, 2020, we commenced a Regulation Crowdfunding offering. We offered up to 17,833,333 shares of Common Stock as of April 30, 2021 the Regulation Crowdfunding offering reached its target and we closed on $31,161 in proceeds from this offering

Capital Resources and Material Terms of Debt

We have generated a $31,161 through the Regulation Crowdfunding by offering,shares of Common Stock, closed on April 30, 2021, some of which was basically used to offset working capital and other expense.

Transactions between the Company and "Insiders" NONE

REGULATORY INFORMATION

The Company has not previously failed to comply with the ongoing reporting requirements of 17 CFR Section 227.202 (Regulation Crowdfunding).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

18*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may dif-fermaterially from those contained in these forward-looking statements due to a number of fac- tors, including those discussed in the section entitled "Risk Factors," and elsewhere in this FormC- AR.*

Financial Statements

Bad Actor Disclosure None

LUNCHWALE, INC.

Unaudited Financial Statements For The Years Ended December 31, 2023 and 2022

Unaudited Report - Lunchwale, Inc. 2023

The accompanying balance sheet of Lunchwale,Inc. as of December 31, 2023 and 2022 and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements are unaudited. The report includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

LUNCHWALE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2024 AND 2023

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Lunchwale, Inc ("the Company") is a C Corp company organized under the laws of the State of Texas. The Company is a food reseller delivery service.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

LUNCHWALE, INC.		
BALANCE SHEET		
December 31, 2022 and December 31,2023		
	2024	**2023**
ASSETS		
CURRENT ASSETS		
CASH	($268)	($408)
Loan to Share Holder		
TOTAL CUREENT ASSETS	($268)	($408)
FIXED ASSET	$68	$68
TOTAL ASSETS	($200)	($340)
LIABILITIES & MEMEBERS EQUITY		
CUREENT LIABILITIES		
UNEARNED REVENUES	$	$
SHORT TERM LIABILITY	$16,419	$79,987
OTHER CURRENT LIABILITY	$0	-$4810
TOTAL CURRENT LIABILITIES	$16419	$75177
TOTAL LIABILITIES	$16419	$75177
MEMBERS EQUITY		
CONTRIBUTED CAPITAL	$186405	$76147
MEMBERS DRAWS	-$21178	-$154
RETAINED EARNINGS (DIFICIT)	-$181846	-$151510
TOTAL MEMBERS EQUITY	-$16619	-$75517
TOTAL LIABILITY AND EQUITY	**-$200**	-$340

LUNCHWALE, INC.		
INCOME STATEMENT		
December 31, 2022 to December 31,2023		
	2024	**2023**
OPERATING INCOME		
SALES, NET	$16135	$25236
COST OF GOODS SOLD	($14,051)	($9,329)
GROSS PROFIT	**$2084**	**$15907**
OPERATING EXPENSES		
GENERAL & ADMINISTRATIVE	$29007	$28588
PROFESSIONAL FEES	$900	$900
SELLING & MARKETING	$1757	$1961
	$31664	**$31449**
NET INCOME FROM OPERATIONS	($29579)	$15541
OTHER INCOME (EXPENSES)	$ -	$ -
TAX EXPENSE	($759)	($2489)
NET INCOME	**($30338)**	**($18030)**

LUNCHWALE, INC.		
STATEMENT OF CASH FLOWS		
DEC 31, 2022 to DEC 31,2023		
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
NET NCOME (LOSS) FOR THE PERIOD	($30338)	($18030)
UNEARNED REVENUE & OPERATIONS	$ -	$ -
NET CASH FLOW FROM OPERATING	**($30338)**	**($18030)**
CASH FLOW FROM INVESTING ACTIVITIES		
ACCUMULATED DEPRECIATION	$ -	$ -
CASH FLOW FROM INVESTING ACTIVITIES	$ -	$ -
CASH FLOWS FROM FINANCING ACTIVITIES		
CONTRIBUTED CAPITAL	$110258	$13732
LOAN TO SHARE HOLDER	$0	$2246
SHORT TERM LIABILITY	$58756	$402
MEMBERS DRAWS	($21024)	($154)
CASH FLOW FROM FINANCING	**$30478**	**$16226**
CASH AT BEGINNING OF PERIOD	-$408	$1396
NET INCREASE (DECREASE) IN CASH	$140	($1804)
CASH AT END OF PERIOD	($268.28)	($407.86)

LUNCHWALE, INC.		
STATEMENT OF CHANGES IN MEMBERS' EQUITY		
December 31, 2022 to December 31,2023		
	2024	**2023**
CONTRIBUTED CAPITAL	$186405.00	$76147.25
MEMBERS DRAWS	($21178.00)	($153.95)
NET INCOME	($30338.00)	($18030.00)
RETAINED EARNINGS	($151,508.00)	($133,479.70)
TOTAL EQUITY (END BALANCE)	**($16,619)**	**($75,517)**

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collect-ability is reasonably assured.
The Company's line of business is sales from daily meal orders

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

LUNCHWALE, Inc. NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

Advertising
The Company records advertising expenses in the year incurred.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a sole proprietorship in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's owner on their individual tax return.
The Company is subject to franchise tax filing requirements in the State of Texas

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non- public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market- corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- C Corp MEMBER LIABILITY

The Company is organized as a C Corp limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 6, 2020 the date that the financial statements were available to be issued.

Using the list below, select the jurisdictions in which the issuer intends to offer the securities

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, GU, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VI, VA, WA, WV, WI, WY, B5, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable g rounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)
Gopi Kantamneni
(Printed Name)
CEO & Founder
(Title)

05/28/2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)
Gopi Kantamneni (Printed Name)
CEO & Founder
(Title)

05/28/2025
(Date)

29